March 7, 2011

By Edgar and Overnight Courier

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Patrick Gilmore

Re:	BSQUARE Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 25, 2010
File No. 27687

Ladies and Gentlemen:

On behalf of BSQUARE Corporation (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the Company by letter dated March 4, 2011. In this letter, we have recited the comments of the Staff in the aforementioned letter in italicized, bold type, and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Holders, page 30

1.	We note your response to comment 2 of our letter dated December 23, 2010. Please provide us in your next response letter with the disclosure required by Item 201(b)(1) of Regulation S-K regarding the number of holders of record.

As of December 31, 2009, we had 147 shareholders of record.

Item 11.	Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2010)

Executive Officer Compensation

Determination of Compensation

Company and individual-specific factors, page 13

2.	With respect to your response to comment 10 of our letter dated December 23, 2010, please note that Item 402(o) of Regulation S-K requires a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. Therefore, going forward, we believe that disclosure of your performance objectives and actual results and disclosure of individual performance objectives and actual results is necessary to provide an understanding of your executive compensation plans and the basis of awards thereunder. Please include this disclosure in future filings.

In response to the Staff’s comment, we will include this disclosure in future filings.

3.	Additionally, you note that Instruction 4 to Item 402(b) describes the standard under which registrants may omit disclosure of target levels with respect to specific quantitative or qualitative performance-related factors where the disclosure would cause competitive harm to the registrant. As you state that you believe that disclosure of this information would result in substantial economic harm to your competitive position such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion. Please explain to us why you believe this disclosure poses a reasonable threat of competitive harm to you. For example, please explain how disclosure of the targets for the completed period could be used by a competitor to obtain insight into your business strategies or activities in future periods in a manner that could cause you competitive harm. For additional guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

We have reviewed your initial comment on this matter and will include the requested disclosure in future filings.

We respectfully request the Staff’s assistance in completing the review as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (425) 519-5254.

Sincerely,

/s/ Scott C. Mahan

Scott C. Mahan
Chief Financial Officer